EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

(in US dollars)

This is Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as of and for the three and nine months ended September 30, 2024 and 2023. This MD&A should be read together with the unaudited interim Consolidated Financial Statements and the related notes. This MD&A is dated December 31, 2024. All amounts in this report are in U.S. dollars, unless otherwise noted.

Except as otherwise indicated, all financial information contained in this MD&A and in the unaudited condensed interim Consolidated Financial Statements has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited interim Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company focused on developing its drug candidate, NX-1207, for the treatment of BPH and the treatment of low-grade localized prostate cancer. Since 1989, the Corporation’s activities and resources have been directed primarily on developing certain pharmaceutical technologies. Since 2002, Nymox has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (“BPH”). NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. and in follow-up studies of available subjects from the completed clinical trials. In 2009, Nymox started two pivotal double blind placebo controlled Phase 3 trials for NX-1207, NX02-0017 and NX02-0018, that were conducted at investigational sites across the U.S. with a total enrollment of approximately 1,000 patients. Nymox also initiated subsequent open-label U.S. re-injection Phase 3 safety studies, NX02-0020 and NX02-0022. The NX02-0017 study completed patient enrollment and participation in December 2013 and the NX02-0018 study in May 2014. Top-line results of the Phase 3 NX02-0017 and NX02-0018 U.S. clinical trials of NX-1207 for BPH at 12 months post-treatment were not statistically significant compared to placebo.

The Corporation is in the process of further data analysis and assessments of the two studies, and expects to continue its efforts to work on the development program. Nymox is also developing NX-1207 for the treatment of low-grade localized prostate cancer. A Phase 2 study of NX-1207 for low grade localized prostate cancer was started in 2012 with positive results reported in 2014. The Corporation is in the process of working towards definitive studies for this indication. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the FDA and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

1

In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional debt or capital in the near term and/or achieve sales and other revenue-generating activities. Management has taken steps to reduce expenditures going forward in the short term by staff reductions, deferral of management salaries, and operational changes.

The top-line failure of the two Phase 3 studies of NX-1207 for BPH materially affects the Corporation’s current ability to fund its operations, meet its cash flow requirements, realize its assets and discharge its obligations. Management believes that current cash balances as of September 30, 2024 will be sufficient to meet the Company’s cash needs for the next 12 months.

We have incurred operating losses throughout our history. Management believes that such operating losses will continue for at least the next few years as a result of expenditures relating to research and development of our potential therapeutic products.

On July 27, 2015 Nymox announced initial clinical results from its ongoing analysis and assessment of its Phase 3 development program in BPH. The Company announced that the U.S. long-term extension prospective double-blind Phase 3 BPH studies NX02-0017 and NX02-0018 of fexapotide triflutate (NX-1207) for BPH had successfully met the pre-specified primary endpoint of long-term symptomatic statistically significant benefit superior to placebo. Fexapotide showed an excellent safety profile with no evidence of drug-related short-term or long-term toxicity nor any significant related molecular side effects in the 2 studies. As a result of the clinical benefits observed in the long-term extension trial, the Company announced that it intends to meet with regulatory authorities in various jurisdictions around the world and in due course explore the possibility to proceed to file for approval where possible.

On August 2, 2018, the Corporation opened its new office in Irvine, California. The Corporation has maintained all Quality Assurance activities from this office.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

2

Differences between Bahamas, NASDAQ, and OTC Pink Corporate Governance Practices

Nymox Pharmaceutical Corporation is subject to corporate governance requirements imposed by NASDAQ because Nymox Pharmaceutical’s Shares were listed on the Nasdaq Capital Market, and now are listed on the Over-the-Counter (“OTC”) Pink, as of July 7, 2023.  The corporate governance requirements imposed by OTC Pink are different from, and less stringent than those imposed by NASDAQ, but since Nymox Pharmaceutical’s Shares were listed on NASDAQ for at least a portion of this reporting period, this quarterly report is made with reference to the corporate governance requirements imposed by NASDAQ.

Nymox Pharmaceutical Corporation is incorporated in the Bahamas. Under NASDAQ Marketplace Rule 5615(a)(3), NASDAQ-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of certain NASDAQ corporate governance requirements. A NASDAQ-listed non-U.S. company is required to provide a general summary of the significant differences between its home country corporate governance practices and NASDAQ corporate governance requirements to its shareholders, either in the company’s annual report filed on Form 20-F or on the company’s website. Nymox is committed to a high standard of corporate governance. As such, Nymox endeavors to comply with most of the NASDAQ corporate governance practices, with the following exceptions. Under NASDAQ Marketplace Rule 5635(c), shareholders must be given the opportunity to vote on any material amendment to the terms of a company’s equity compensation plan (i.e., an amendment to the plan to include repricing provisions). There is no requirement under Bahamas law that equity compensation plan, or any material amendment thereto, be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require any material amendment to the terms of its plan to be subject only to approval by its board of directors.

Also under NASDAQ Marketplace Rule 5635(d), shareholders must be given the opportunity to vote prior to the issuance of securities in connection with a transaction other than a public offering involving: (1) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock) at a price less than the greater of book or market value which together with sales by officers, directors or substantial shareholders of the Company equals 20% or more of common stock or 20% or more of the voting power outstanding before the issuance; or (2) the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable common stock) equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock. There is no requirement under Bahamas law that stock issuances pursuant to private placements be subject to shareholder approval. Nymox will continue to follow the Bahamas practice and require private placement transactions to be subject only to approval by its board of directors.

Results of Operations

Nine Months Ended September 30	2024	2023
Total revenues	$-	$-
Net loss	$(3,635,130)	$(3,533,113	) )
Loss per share (basic & diluted)	$(0.04)	$(0.04)

Results of Operations – the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023

Net losses were $716,411, or $0.01 loss per share, for the quarter, and $3,635,130, or $0.04 loss per share, for the nine months ended September 30, 2024, compared to net losses $1,036,158, or $0.01 loss per share, for the quarter, and $3,533,113, or $0.04 loss per share, for the nine months ended September 30, 2023.  The $102,017 increase in net losses for the nine months ended September 30, 2024 compared to the same period in 2023 is due to an increase of $681,331 in R&D expense, a decrease of $684,011in G&A expense offset with an increase of $104,697 in finance costs.  The $319,746 decrease in net losses for the quarter ended September 30, 2024 compared to same period in 2023 is mainly due to a decrease of $149,786 in R&D expense and a decrease of $ 210,674 in G&A expense. The weighted average number of common shares outstanding for the three and nine months ended September 30, 2024 were 93,540,140 and 93,540,140 respectively, compared weighted average number of common shares of 92,156,444 and 91,653,418 respectively for the three and nine months ended September 30, 2023.

3

Revenues

Revenues from sales of goods were nil for the quarter, and for the nine months ended September 30, 2024 and 2023, respectively.

Research and Development

Research and development expenditures were $511,292 for the quarter, and $2,655,883 for the nine months ended September 30, 2024, compared with $661,078 for the quarter, and $1,974,552 for the nine months ended September 30, 2023. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline. Research and development expenditures also include stock compensation charges of $15,000 for the quarter and $255,938 in the nine months ended September 30, 2024 compared with $10,790 for the same quarter in 2023, and $75,528 for the nine months ended September 30, 2023. The $681,331 increase in R&D expense for the nine months ended September 30, 2024 compared to the same period in 2023 is mainly due to an increase of $499,289 in lab expense and an increase of $180,410 in stock bases compensation.   The $149,786 decrease in R&D expense for the quarter ended September 30, 2024 compared to same period in 2023 is mainly due to a decrease of $112,046 in clinical studies expenditure, a decrease of $67,886 in professional fee and an increase of $4,210 in stock based compensation.

Marketing Expenses

Marketing expenditures were nil for the quarters and for the nine months ended September 30, 2024 and 2023, respectively. The Corporation expects that marketing expenditures will increase when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses were $142,487 for the quarter, and $838,899 for the nine months ended September 30, 2024, compared with $353,161 for the same quarter in the prior year, and $1,522,910 for the nine months ended September 30, 2023. General and administrative expenditures included stock compensation charges of $15,000 for the quarter, and $255,937 for the nine months ended September 30, 2024 compared with $0 and 37,096 in the comparative periods in 2023. The decrease of $684,011 in general and administrative expenses for the nine month period is primarily attributable to an increase of $218,842 in stock compensation charges, a decrease of $438,539 in insurance, a decrease of $149,673 in professional fees and a decrease of $75,626 in shareholder relations. The decrease in general and administrative expenses of $210,675 for the quarter ended September 30, 2024 is mainly attributable to a decrease of $18,383 in professional fees, a decrease of $13,988 in shareholder relations and a decrease of $156,153 in insurance compared to 2023. The Corporation expects that general and administrative expenditures (exclusive of stock compensation costs) will increase as new product development leads to expanded operations.

Finance costs

Net finance costs were $62,633 for the quarter and $140,349 for the nine months ended September 30, 2024, compared with net finance costs of $21,919 for the quarter and $35,652 for the nine months ended September 30, 2023. The finance costs increase of $104,697 for the nine months ended September 30, 2024 is mainly attributable to a decrease of $2,968 in operation lease interest expense offset with an increase of $106,091 in finance charges.

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States, Canada and the Bahamas. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2024 or 2023.

4

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations.

Contractual Obligations

Nymox has no contractual obligations of significance other than its accounts payable, accrued liabilities and the following:

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years
Operating lease for office space and equipment	$32,749	$32,749	$0	$0
Insurance premium installment	22,457	22,457	0	0
Total Contractual Obligations other than accounts payable and accrued liabilities	$55,206	$55,206	$0	$0

Off-Balance Sheet Arrangements

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. Effective for annual reporting periods beginning on January 1, 2019, IFRS 16 introduces a new approach to lessee accounting that requires a lessee to recognize assets and liabilities for the rights and obligations created by lease. IFRS 16 requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months and for which the underlying asset value is not of low value. The Corporation adopted IFRS 16 on January 1, 2019. The corporation has no commitments that are not reflected in the statement of financial position except for insurance premium installments and copier rent.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2024 and 2023 other than those disclosed for key management personnel in note 7 of the unaudited condensed interim Consolidated Financial Statements.

Financial Position

Liquidity and Capital Resources

As of September 30, 2024, cash and receivables totaled $65,000 compared with $81,000 at December 31, 2023.

We used cash in our operating activities in the amounts of $1,884,319 and $3,160,826 for the nine months ended September 30, 2024 and 2023, respectively.

Investing activities have been insignificant and substantially all cash flows have been provided by financing activities, specifically proceeds from a loan in the amount of $1,855,752 obtained in 2024.

5

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities and expense charges related to the issuance of stock and stock options to our key employees. As of September 30, 2024, we had an accumulated deficit of $211,618,123 and we have negative cash flows from operations. The Corporation’s had a negative working capital of $6,297,758, at September 30, 2024. Our current level of annual expenditures exceeds the anticipated revenues from sales of goods.  However, we are working on securing short term loan and investment funds from investors.

Management has implemented steps to reduce expenditures, including deferral of management salaries, and other operational changes. There is no assurance these actions will be successful; however management believes the use of the going concern assumption is appropriate.

The unaudited interim consolidated financial statements for the three months ended September 30, 2024, do not include any adjustments or disclosures that may be necessary should the Corporation not be able to continue as a going concern. Should the going concern assumption not be appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such adjustments could be material.

Capital disclosures

The Corporation’s objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, and interest income. The Corporation’s general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses.

The Corporation is not subject to any capital requirements imposed by external parties other than the Nasdaq Capital Market requirements related to the Listing Rules.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer is responsible for establishing and maintaining disclosure controls and procedures. He is assisted in this responsibility by the Corporation’s audit committee. Based on an evaluation of the Corporation’s disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 and National Instrument 52-109), the Chief Executive Officer has concluded that the disclosure controls and procedures are effective as of August 11, 2023.

6

Changes in Internal Controls over Financial Reporting

We have made significant improvements in Internal Controls over Financial Reporting since year 2017.

Management believes that proper segregation of duties is critical to a properly designed and operating internal control environment for financial reporting. The Corporation developed a remediation plan, with oversight from the Audit Committee, to remediate the following material weaknesses in internal controls over financial reporting, first identified in 2015.

The Corporation did not employ a sufficient complement of finance and accounting personnel to ensure that there was proper segregation of duties related to certain processes, primarily impacting the expenditures/disbursements processes and information technology general controls (“ITGC”) and sufficient compensating controls did not exist in these areas. To improve the weakness in these areas, the Corporation has implemented a remediation plan.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate this risk.

7

NYMOX PHARMACEUTICAL CORPORATION
Condensed Interim Consolidated Financial Statements
(Unaudited)

Financial Statements

Consolidated Statements of Operations (Unaudited)	9
Consolidated Statements of Financial Position as of September 30, 2024 and December 31, 2023 (Unaudited)	10
Consolidated Statements of Cash Flows (Unaudited)	11
Consolidated Statements of Changes in Equity (Unaudited)	12

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	Business Activities and Basis Of Presentation	13
2.	Going concern considerations	14
3.	Share capital	14
4.	Earnings per share	16
5.	Operating lease and other commitments	17
6.	Short term loan	18
7.	Commitments and Contingencies	18
8.	Related party transactions	19
9.	Subsequent event	19

8

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations (Unaudited)
Three and Nine-month periods ended September 30, 2024 and 2023

(In Thousands of US dollars Other Than Per Share Amounts and Thousands of Shares )

		Three months ended September 30,		Nine months ended September 30,
	Note	2024	2023	2024	2023
Revenues
Sales of goods	1	$-	$-	$-	$5

Total revenues		-	-	-	5

Operating expenses
Research and development	1,3	511	661	2,656	1,974
General and administrative	1,3	142	353	839	1,523
Marketing	1	-	-	-	-
Cost of sales	1	-	-	-	-

Total expenses		653	1,014	3,495	3,497

Loss from operations		(653)	(1,014)	(3,495)	(3,497)
Other Income/Expense
Other income
Operating lease and financial obligations		-	-	-	(3)
Interest income (cost)	2	(63)	(22)	(140)	(33)

Loss before income tax		$(716)	$(1,036)	$(3,635)	$(3,533)
Income tax provision (recovery)		-	-	-	-
Net loss		(716)	(1,036)	(3,635)	(3,533)
Net income(loss) per share Basic and dully diluted	4	(0.01)	(0.01)	(0.04)	(0.04)
Weighted average number of common shares outstanding	4	$93,540	$92,156	$93,540	$91,653

See accompanying notes to the unaudited consolidated financial statements.

9

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Financial Position (Unaudited) September 30, 2024 and December 31, 2023
(In Thousands of US dollars and Thousands of Shares)

		September 30,	December 31,
	Note	2024	2023
ASSETS
Current assets
Cash at bank	2	$41	$70
Other receivables		23	11
Security deposit		36	28
Prepaid assets		23	16
Bond deposits		500	500
Total current assets	2	623	625
Non-current assets
Property and equipment		1	2
Operating lease right-of-use asset, net		-	-
Total assets		$624	$627

LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities		$4,314	$3,050
Advances, related Party		2,606	750

Total current liability		6,920	3,800
Long term operating lease liability		-	-
Total liabilities		6,920	3,800
Equity
Share capital – unlimited authorized shares at no par value 93,540 and 93,540 shares outstanding at September 30, 2024 and December 31, 2023, respectively	3	173,816	173,816
Share capital payable		3,721	3,209
Additional paid-in capital	3	27,784	27,784
Accumulated deficit		(211,617)	(207,982)
Total stockholders’ equity	3	(6,296)	(3,173)

Total liabilities and stockholders’ equity		$624	$627

See accompanying notes to the unaudited consolidated financial statements.

10

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows (Unaudited)
Nine-month periods ended September 30, 2024 and 2023
(In Thousands of US Dollars)

	Note	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss		$(3,635)	$(3,533)
Adjustments for:
Stock-based compensation	3(c)	512	113
Depreciation		1	8
Amortization and others		-	150
Changes in non-cash operating balances:
Accounts receivable and other receivables		(12)	3
Prepaid expenses		(7)	(527)
Security deposit		(8)	-
Accounts payable and accrued liabilities		1,265	626
Net cash flows used in operating activities		(1,884)	(3,160)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		-	(3)
Net cash flows used in investing activities		-	(3)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of share capital and warrants		1,855	1,000
Borrowings on debt		-	1,000
Repayment of operating lease and financing obligation		-	(164)
Net cash flows provided by financing activities		1,855	1,836
Net increase (decrease) in cash and cash equivalents		(29)	(1,327)

CASH AT BANK
Beginning of the period		70	1,403
End of the period		41	76
Supplemental Disclosure		$-	$-
NON-CASH INVESTING AND FINANCING ACTIVITIES
Conversion of note payable, related party, to equity		$-	$(1,000)

See accompanying notes to the unaudited consolidated financial statement.

11

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Changes in Equity (Unaudited)
Nine-month period ended September 30, 2024 and 2023
(In Thousands of US dollars and Thousands of Shares)

Nine-month period ended September 30, 2024

(In Thousands of US dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital payable	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2023	93,540	$173,816	$3,209	$27,784	$(207,982)	$(3,173)
Share issuance for cash and subscriptions	-	-	-	-	-	-
Stock-based compensation and service fee		-	512	-	-	512
Net loss	–	-	-	-	(3,635)	(3,635)
Balance, September 30, 2024	93,540	173,816	$3,721	$27,784	$(211,617)	$(6,296)

Nine-month period ended September 30, 2023

(In Thousands of US dollars and Thousands of Shares)

	Common Shares	Dollars	Share capital subscription	Additional paid-in capital	Accumulated Deficit	Total

Balance, December 31, 2022	90,515	$171,671	$-	$26,985	$(199,138)	$(482)
Share and warrants issuance for cash	2,000	1,682	-	318	-	2,000
Stock-based compensation and service fee	750	-	-	113	-	113
Net loss	–	-	-	-	(3,533)	(3,533)
Balance, September 30, 2023	93,265	173,353	$-	$27,416	$(202,671)	$(1,902)

See accompanying notes to the unaudited interim consolidated financial statements.

12

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2024 and 2023
(US dollars)

1.	Business Activities and Basis Of Presentation:

Nymox Pharmaceutical Corporation is a company which re-domiciled from Canada to the Commonwealth of The Bahamas in 2015 and is incorporated under the International Business Companies Act of the Commonwealth of The Bahamas. Nymox Pharmaceutical Corporation including its whole owned subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey (together referred to as the “Corporation”), is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The head office of the Corporation is located at Bay & Deveaux Sts., 2nd Floor, Nassau, The Bahamas. Since 2002, the Corporation has been developing its novel proprietary drug candidate, NX-1207, for the treatment of benign prostatic hyperplasia (BPH) and, since 2012, for the treatment of low-grade localized prostate cancer. The Corporation also has an extensive patent portfolio covering its marketed products, its investigational drug as well as other therapeutic and diagnostic indications.

(a)	Statement of compliance:

The consolidated condensed unaudited interim consolidated financial statements of the Corporation have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations as issued by the International Accounting Standards Board (“IASB”) and in accordance with IAS 34, Interim Financial Reporting. The condensed unaudited interim consolidated financial statements do not include all of the information required for full annual financial statements and accordingly should be read in conjunction with the previously issued annual financial statements of the Corporation for the fiscal year ended December 31, 2023 and notes thereto contained in the Corporation’s Annual Report on Form 20-F.

The consolidated condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on December 31, 2024.

(b)	Basis of measurement:

The condensed unaudited interim consolidated financial statements have been prepared on a going concern and on the historical cost basis. The functional currency of the Corporation is the US dollar.

(c)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Information about critical judgments in applying accounting policies and assumption and estimation uncertainties that have the most significant effect on the amounts recognized in the consolidated financial statements is noted below:

Significant estimates include, but are not limited to, the estimation of useful lives of equipment for purposes of depreciation, useful life of lease for purpose of amortization and the valuation of common shares, stock option, and warrant issued for private placement or services.

13

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2024 and 2023
(US dollars)

2.	Going concern considerations:

Management believes that current cash balances as of September 30, 2024 and planned fund raising will be sufficient to finance the Company’s operations for at least the next 12 months. However, if necessary, the Company intends to seek additional equity or other financing, should the Company’s liquidity need change.

Considering recent developments and the need for additional financing, there exists a material uncertainty that casts substantial doubt about the Corporation’s ability to continue as a going concern. These financial statements do not reflect adjustments that would be necessary. If the going concern assumption is not appropriate, then adjustments may be necessary to the carrying value and classification of assets and liabilities and reported results of operations and such an adjustment could be material.

3.	Share Capital:

The holders of common shares are entitled to receive dividends as declared, which is at the discretion of the Corporation, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Private placements:
There have been no private placements for company during the nine months ended September 30, 2024.
(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may from time to time designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares which may be optioned under the stock option plan is 15,000,000. The maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant date and vest either immediately or over periods up to six years, and are equity-settled. As of September 30, 2024, 8,650,000 options could still be granted by the Corporation.

14

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2024 and 2023
(US dollars)

The following table provides the activity of stock option awards during the nine-month period ended September 30, 2024 and for options outstanding and exercisable at the end of the nine-month period ended September 30, 2024, the weighted average exercise price and the weighted average years to expiration.

			Weighted
			average
		Range of	remaining
		exercise	contractual
	Number	price	life (in years)
Outstanding, December 31, 2023	6,350,000	$1.67	2.65
Expired / Cancelled	-	-	-
Granted	-	-	-
Outstanding, September 30, 2024	6,350,000	$1.67	1.90
Options exercisable	5,712,500,000	$1.75	1.09

(c)	Stock-based compensation:

Stock -based compensation includes stock and stock option granted to employees and contractors for their service.

	Three months		Nine months
	ended September 30,		ended September 30,
Employee expenses	2024	2023	2024	2023
Stock options and stock compensation granted in:
2015	30,000	-	511,875	-
2020	-	10,790		75,528
2022	-	-		-
2023	-	-		37,096
Total stock-based compensation expense recognized	$30,000	$10,790	$511,875	$112,624

15

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2024 and 2023
(US dollars)

The stock-based compensation expense is disaggregated in the statements of consolidated Statements of Operations as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023

Stock-based compensation pertaining to general and administrative	$15,000	$-	$255,937	$37,096
Stock-based compensation pertaining to research and development	15,000	10,790	255,938	75,528
Total	$30,000	$10,790	$511,875	$112,624

(d)	Warrants :

In the first quarter of 2022, the Corporation issued 3,878,789 investor warrants in connection with one private placement. Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.00 with a five year term. In addition, the Company issued Placement Agent (or its assigns) warrants to purchase up to 193,939 shares of common stock at an exercise price of $2.06 per share, The Placement Agent Warrants are immediately exercisable and will expire on the five-year anniversary of the Effective Date.  The warrants were recorded as part of additional paid in capital at a total of $1,741,475.

In the third quarter of 2023, the Corporation issued 500,000 investor warrants in connection with one private placement.  Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $2.00 with a five-year term.  In the fourth quarter of 2023, the Corporation issued 75,000 investor warrants in connection with one private placement.  Each warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $1.50 with a five-year term.

4.	Earnings per Share:

Weighted average number of common shares outstanding:

	Three months		Nine months
	ended September 30,		ended September 30,
	2024	2023	2024	2023
Issued common shares at beginning of period	93,540,140	91,265,140	93,540,140	90,515,140
Effect of shares issued	-	891,304	-	1,138,278
Weighted average number of common shares outstanding – basic	93,540,140	92,156,444	93,540,140	91,653,418
Weighted average number of shares outstanding – diluted	93,540,140	92,156,444	93,540,140	91,653,418

There is no difference in diluted earning per share as compared to basic earnings per share for the all periods when the company has a net loss as the impact would be antidilutive.

16

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2024 and 2023
(US dollars)

5.	Operating lease and other commitments

The following table provides the changes in the Corporation’s operating lease right-of-use assets for the nine months ended September 30, 2024 and year end of December 31, 2023 respectively:

(amounts in dollars)	Total
Balances as of January 1, 2024	$-
Renewed office lease	-
Accumulated amortization	-
Balances as of September 30, 2024	$-

(amounts in dollars)	Total
Balances as of January 1, 2023	$158,384
Adjustment office lease
Accumulated amortization	(158,384)
Balances as of December 31, 2023	$-

The following table provides the changes in the Corporation’s operating lease liability for the nine months ended September 30, 2024 and year end of December 31, 2023 respectively:

(amounts in dollars)	Total

Balances as of January 1, 2024	$-
Renewed office lease	-
Repayments of lease liability	-
Other	-
Balances as of September 30, 2024	$-
Lease liability due within one year	$-
Lease liability long term	$-

(amounts in dollars)	Total

Balances as of January 1, 2023	$172,942
Adjustment office lease	-
Repayments of lease liability	(175,788)
Other	2,846
Balances as of December 31, 2023	$-
Lease liability due within one year	$-
Lease liability long term	$-

17

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2024 and 2023
(US dollars)

The total future commitment payment amount for above lease is $32,749..

6.	Short term loan

Notes payable from related parties consisted of advances made for operating expenses from one Board member. An initial note from April 17, 2023 for $1,000,000 that was remitted to the Company in cash was subsequently converted into stock August 28, 2023. In the same Agreement of August 28, 2023, an additional 1,000,000 was invested at $1.00 per share.

A total of 2,000,000 shares were issued pursuant to the August 28, 2023 agreement, and the initial $1,000,000 note was converted to stock and the note cancelled.

A subsequent new note was made for operating expenses and was signed October 24, 2023. This new note was for $1,000,000 with maturity October 24, 2023.

An initial remittance of $500,000 was received on October 11, 2023; a second remittance was received of $250,000 on October 31, 2023 and the last remittance was received of $250,000 on January 15, 2024. As of September 30, 2024 a total of $1,000,000 was received under the second note and the accrued interest was $89,489.02.

On February 28, 2024, we received an amount of $410,000 as a short-term loan from James G. Robinson.  In the second quarter, we received a second remittance of $40,000 on April 19, 2024. A third remittance was received of $228,239 on May 3, 2024 and a fourth remittance was received of $300,000 on June 7, 2024.  In the third quarter, we received an amount of $205,513 on July 2nd, 2024.  On July 31st, 2024 we received an amount of $100,000.  Another amount was received of $150,000 on August 23, 2024 and we received a last amount of $157,000 on September 18, 2024. As of September 30, 2024 the accrued interest was $53,806.73.

7.	Commitments and Contingencies

The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. The Company does not have any pending legal or administrative proceeding to which the Company is a party that will have a material effect on its business or financial condition other than the matters discussed below.

Currently the Canadian Revenue Authorities (“CRA”) is asserting that the Company owes additional taxes for the domicile move from Canada to the Bahamas. The Company disputes this allegation and is currently contesting the matter with the CRA. No resolution has been reached as of today’s date; however the Company is confident that its position will prevail.

18

NYMOX PHARMACEUTICAL CORPORATION
Notes to Unaudited Consolidated Financial Statements
Three and Nine-month periods ended September 30, 2024 and 2023
(US dollars)

8.	Related Party Transactions:

The transactions we have with related parties include compensation arrangements for current compensation, share based compensation, compensation under options, share purchase as investor and short term loan from the company director.

Executive officers and directors participate in the Corporation’s stock option plan. Certain Executive officers are covered under the Corporation’s health plan.

Key management personnel compensation is comprised of:

	Three months		Nine months
	ended September 30,		ended September 30,
Description	2024	2023	2024	2023
Salaries and bonus	$-	$12,000	$-	$132,000
Short-term employee benefits	563	531	1,648	1,518
Stock-based compensation	30,000	-	511,875	-

Total	$30,563	$12,531	$513,523	133,518

Total honorariums to the independent directors of the Corporation for participating in Board and Committee meetings were nil for the period ended September 30, 2024 and 2023, respectively.

9.	Subsequent events:

The Corporation has evaluated subsequent events through December 31, 2024, the date the financial statements were authorized for issuance by the Audit Committee of the Board of Directors.  The Corporation has determined there are no subsequent events.

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